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                           [HELLER EHRMAN LETTERHEAD]


August 1, 2005                                                         Ryan Murr
                                                                  RMurr@hewm.com
                                                           Direct (858) 450-8425
Via Facsimile & EDGAR                                  Direct Fax (858) 587-5924

                                                                      25482.0024
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mailstop 3-9
Attn: Greg Belliston

RE:     AVANIR PHARMACEUTICALS
        REGISTRATION STATEMENT ON FORM S-3
        FILE NO. 333-125979

Ladies and Gentlemen:

        On behalf of Avanir Pharmaceuticals, a California corporation, we hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the effective date of the above-referenced Registration Statement be accelerated and that it be declared effective as of 4:00 p.m., Eastern time, on Wednesday, August 3, 2005, or as soon thereafter as practicable.

        In making this acceleration request, the Company acknowledges that the acceleration of the effectiveness of the registration statement does not foreclose the Commission from taking subsequent action with respect to that filing and does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing. Additionally, the Company acknowledges that it may not assert the Commission's acceleration of the registration statement as a defense in any proceeding under the federal securities laws of the United States initiated by the Commission or any other person.

                                            Sincerely,

                                            /s/ RYAN MURR

                                            Ryan Murr

cc:     Gregory P. Hanson, Avanir Pharmaceuticals